Anthony J. Zeoli Partner Freeborn & Peters LLP Attorneys at Law 311 South Wacker Drive Suite 3000 Chicago, IL 60606 (312) 360-6798 direct (312) 360-6520 fax azeoli@freeborn.com www.freeborn.com

April 15, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, NE

Washington, D.C. 20549-2977

Attention: Sara von Althann, Attorney-Advisor

Re:	CERES Coin LLC (CIK No. 0001734118) Draft Offering Statement on Form 1-A Response to Inquiry Letter dated February 21, 2019

We are in receipt of your inquiry letter with respect to the above identified applicant dated February 21, 2019. With respect to your questions provided therein, as reproduced for ease of reference, please see our respective responses on Exhibit A.

Should you have any questions regarding this letter or the attachment please do not hesitate to contact me.

Regards,

Anthony Zeoli

Anthony J. Zeoli

(312) 360-6798

azeoli@freeborn.com

AJZ

EXHIBIT A

INQUIRY RESPONSES

A.            Draft Offering Statement on Form 1-A

General

1.	Please significantly revise your offering circular to describe the material features of the Coins and Tokens in more detail. In this regard, we note that while you describe a class of securities being offered as "Tokens," it is unclear whether the Tokens being offered will be issued in digital form and, if so, how such distribution will occur (e.g., whether investors will need to establish a wallet).

The Tokens will be issued in digital form only. We have significantly revised both the Offering Circular and the Token Rights Agreement to make this clear and to fully describe the plan of distribution with respect to the Token. Please see the following revised/new sections of the Offering Circular and the Token Rights Agreement:

•	Offering Circular:

o	Article VI, Section 1 (Plan of Distribution of Tokens);
o	Article XIV, Section 2(B) (Form of Tokens; Standard; Validation; Status of Completion); and
o	Article XIV, Section 2(I) (Method of Payment)

•	Token Rights Agreement:

o	Section 9(a)(i) (Electronic Transactions; Payments to Token-Holders)

(a)	Clarify and describe in more detail the platform on which your Coins and Tokens are based, including the nature of the platform, how it will support your blockchain and how Coins and Tokens will be validated. To the extent you intend to utilize the blockchain to record transfers of the Coins or Tokens, please disclose how and when the transfers will be recorded;

With respect to the Tokens please see the following revised sections of the Offering Circular:

•	Article VI, Section 1 (Plan of Distribution of Tokens);
•	Article XIV, Section 2(B) (Form of Tokens; Standard; Validation; Status of Completion); and
•	Article XIV, Section 2(J) (Record Keeping; Token Ledger; Transfer Agent).

With respect to the Coins please see the following revised sections of the Offering Circular:

•	Article VI, Section 2 (Plan of Distribution of Coins);
•	Article IV, Section 2(B) (Description of the Framework; Status of Completion);
•	Article XIV, Section 3(B) (Form of Coins; Standard; Validation; Status of Completion); and
•	Article XIV, Section 3(G) (Record Keeping; Coin Ledger; Transfer Agent).

(b)	To the extent that there is an inherent limit in the total number of Coins and Tokens that you can create, please explain how that feature works and how it is enforced;

With respect to the Tokens there is not an inherent limit in the total number of Tokens that can ultimately be created. However, as noted in the Offering Circular the Company would not be selling/issuing more than $49 Million worth of Tokens as part of this Offering (or otherwise until additional sales of Tokens were duly qualified for sale). The aforementioned $49 Million cap would be internally monitored and enforced.

Like the Tokens, with respect to the Coins there is no inherent limit in the total number of Coins that can ultimately be created. However, as noted in the Offering Circular the Company would not be selling/issuing more than $1 Million worth of Coins as part of this Offering (or otherwise until additional sales of Tokens were duly qualified for sale). The aforementioned $1 Million cap would be internally monitored and enforced.

Also, as noted in the Offering Circular and by the express terms of the Coins (as provided in the Coin Right Agreement) the Coins are “callable” at the direction of the Company and the Company will be obligated to “buyback” each outstanding Coin at least once per day. Originally it was intended that the buyback option would be internally monitored and enforced. However, in light of your comment we are going to codify the buyback obligation into the “smart contract” which is the Coin. Specifically, the “smart contract” which are the Coin will cause the Company to automatically (via the internal blockchain “Framework” where the Coins will be held/moved and without manual interaction) buyback all outstanding Coins at: (a) 11:00 P.M. central time every day; (b) at any time the outstanding dollar amount of Coins reaches, or exceeds, $950,000. Further, the aforementioned internal blockchain Framework will be hardcoded not to permit, and to automatically reject, any and all orders/purchases of Coins which would cause the total dollar amount of outstanding Coins to, at any given time, exceed, $999,999.

The Offering Circular and the Coin Rights Agreement have been updated to reflect these new above hardcoded option; in particular Article IV, Section 2(D) (Coin Buyback/Buyback Price) and Article VI, Section 2(G) (Procedures for Purchasing Coins; Rejection by Company) of the Offering Circular; and Section 2(b) (Coin-Holder Requirements; Automatic Rejection) and Section 4(a) (Call /Buyback Rights and Obligations of the Company) of the Coin Rights Agreement.

By way of clarification the callable nature of the Coins, and the aforementioned obligation of the Company to periodically buyback the Coins at a pre-determined flat value is intended to both stabilize the value of the Coins and to ensure that the Company does not exceed the aggregate $50 Million Regulation A cap (as discussed below).

(c)	Disclose whether a single Token or Coin may be divided into fractions of a token or coin, as well as any limits on their division, or if only whole tokens or coins may be transferred or accepted;

Neither the Tokens nor the Coins may be sold in/divided into fractional interests. The Offering Circular/ Coin Rights Agreement and the Coin Rights Agreement have been updated to reflect the same; in particular:

•	Offering Circular:

o	Article XIV, Section 2(A) (Description of Tokens - No Fractional Interests); and
o	Article XIV, Section 3(A) (Description of Coins - No Fractional Interests).

•	Token Rights Agreement, Section 6(a) (Transfers; Acknowledgements).

•	Coin Rights Agreement, Section 5(a) (Transfers; Acknowledgements).

(d)	Discuss any limits on the transfer of Tokens and Coins;

We do not intend to internally impose, or otherwise subject to the Tokens to any specific transfer restrictions. However, for those affiliates of the Company who hold any Tokens, the same would remain subject to the transfer restrictions under Rule 144. Additionally, with respect to the Tokens, certain transfer restrictions may be imposed the by the ultimate “Token Trading Platform” (ss such term is used and define in the Offering Circular) selected by the Company to sell/issue/transfer the Tokens.

With respect to the Coins it is specified throughout the offering documents that the Coins can only be acquired, held, used and transferred by active users of, and solely within, the Framework; in particular please refer to Article VI, Section 2(A) (Plan of Distribution - Generally) and Article VI, Section 2(F) (Eligible Purchasers; Maximum Purchase Amount) of the Offering Circular; and Section 5(a) of the Coin Rights Agreement (Transfers; Acknowledgements)

For purposes of clarity, it is intended that the Tokens and Coins (once fully qualified under Regulation A) would not be deemed “restricted securities” under Rule 144 and, as a result, sales/transfers of the same by persons who are not affiliates of the Company would not be subject to any transfer restrictions under Rule 144.

(e)	Clarify when and how the Coins and Tokens will be delivered;

With respect to the Tokens please refer to revised Article VI, Section 1(A) (Plan of Distribution - Generally) of the Offering Circular which describes the purchase/delivery of Tokens in detail.

With respect to the Coins please refer to revised Article VI, Section 2(A) (Plan of Distribution - Generally) and Article IV, Section 2(C) (Description of Proposed Transactional Coin Usage and Trading; Transaction Fees) of the Offering Circular which describe the purchase/delivery of Coins in detail.

(f)	Explain how you intend to provide updates on the number of Coins and Tokens you have sold throughout the offering period, and the amount of proceeds raised, which are essential to your ability to implement your business plan, as well as any other material updates to your business; and

With respect to the Tokens, as it is intended they will be sold/traded through a qualified Token Trading Platform it is expected that such platform will be able to provide real time trading data (including the total number of outstanding Tokens at any given time). We also intend to mimic such data somewhere on the Company’s website (e.g. on n separate “investor data” page, or the like). Similarly the Company intends to provide regular material updates (at least quarterly) to Token purchasers directly (by electronic communication sent either directly and/or through the Token Trading Platform) and to post notice of the same on the Company’s website. We have revised Article VI, Section 1(A) (Plan of Distribution - Generally) and Article VI, Section 2(D) (Equity Rights/Voting Rights/Information Rights), and Section 2(c) (Income Participation Rights of Token-Holders; Distributions; Information Rights) of the Token Rights Agreement to fully describe the same.

As for the Coins, because of the forced call nature of the Coins any proceeds received by the Company from the sale of the Coins will be specifically segregated and reserved by the Company to facilitate the intended periodic “Buyback” of all outstanding Coins. As such, the amount of proceeds actually received by the Company at any given time from the sale of the Coins will not affect its ability to implement its business plan. Put another way, because the Company will be required to segregate any proceeds from the sale of the Coins such funds cannot be used in the business of the Company. Further, as noted above, the “Buyback” of all outstanding Coins will be hard-wired into the terms of the “smart contract.” Due to the foregoing there will never be more than $1,000,000 worth of Coins outstanding at any given time. Based on the foregoing the Company does not believe the total number/amount of Coins sold/bought back/outstanding at any given time is material and thus does not intend to provide updates with respect to the same.

(g)	Clarify the role, benefits and usability of the Coins and Tokens.

The Tokens are intended to be an investment vehicle, granting the holders the right to receive a percentage interest of both the Company’s “Loan Business” (i.e. the interest to be received by the Company in connection with the “Loans” it makes) and the Company’s “Blockchain Business” (i.e. the “Transaction Fees” to be received by the Company from users in connection with the use of its proprietary Framework).

Unlike the Tokens the primary use role of the Coins will be to facilitate monetary transactions and provide enhanced transparency. Given the forced call nature of the Coins their value will be stabilized at $.01 per Coin and will not increase. It is intended that the use of the Coins to facilitate monetary transactions within the legal cannabis industry, and the detailed accounting created by the resulting Framework which will be able to track the movement of such Coins from user to user, will provide the transparency necessary to both move the industry away from a purely cash based system and to allow for viable banking solutions for industry participants.

We understand the above points may not have been made clear in the initial Offering Circular but we believe the revised Offering Circular and related Offering Documents now describe the above in detail.

(h)	Please also revise to clearly disclose the stage of development of your blockchain technology and file the form of the smart contract(s) or a written summary of such contract(s) as an exhibit to the offering statement pursuant to Item 17 of Form 1-A. Ensure that all of the material terms of the Coins and Tokens, as embedded within the smart contract(s), are described in the offering statement and set at the time of qualification. To the extent that you have not developed your Coins or Tokens, please tell us who will develop them and when you will do so. If the rights attached to the Coins and Tokens will not be embedded in the smart contract(s), please tell us how a token or coin holder will be able to enforce these rights and how they will be transferred in secondary trading of the Tokens.

With respect to the Tokens:

•	The rights of the holders of the Tokens are, and will be, spelled out specifically in the “Token Rights Agreement” which has been attached to the Offering Circular. Further, this agreement may only be modified as specifically provided therein. While the respective rights outlined in this agreement will, to the fullest extent possible, be built into the “smart contract” which make up the Token, these agreements will at all times be made available to the Token holders via the Company’s website and through the selected Token Trading Platform selected by the Company to sell/issue/transfer the Tokens. Further, as a condition precedent to the initial purchase of a Token it is intended that each purchaser will need to certify that they have received a copy of the Token Rights Agreement and that they accept the terms of the same.

•	To the extent the Token Rights Agreement is subsequently amended or modified (subject to the terms thereof), the Company will (directly or through the selected Token Trading Platform) notify any than current Token holder of such modifications and provide them a copy with the modified agreement. It should be noted that the Token Rights Agreement specifically provides that the Company will be able to provide all notices etc. to the Token holders electronically.

•	As to the stage of development of the Token, please refer to Article XIV, Section 2(B) (Form of Tokens; Standard; Validation; Status of Completion) of the Offering Circular for a detailed description.

With respect to the Coins:

•	The rights of the holders of the Coins are, and will be, spelled out specifically in the “Coin Rights Agreement” which has been attached to the Offering Circular. Further, this agreement may only be modified as specifically provided therein. While the respective rights outlined in this agreement will, to the fullest extent possible, be built into the “smart contract” which make up the Coin, these agreements will at all times be made available to the Coin holders via such holder’s respective “Framework Account.” Further, as a condition precedent to establishing a Framework Account it is intended that each person will need to certify that they have received a copy of the Coin Rights Agreement and that they accept the terms of the same.

•	To the extent the Coin Rights Agreement is subsequently amended or modified (subject to the terms thereof), the Company will (directly via each persons respective Framework Account) notify any than current Framework users of such modifications and provide them a copy with the modified agreement. It should be noted that the Coin Rights Agreement specifically provides that the Company will be able to provide all notices etc. to the Coin holders electronically.

•	As to the stage of development of the Coins, please refer to Article IV, Section 2(B) (Description of the Framework; Status of Completion) and Article XIV, Section 3(B) (Form of Coins; Standard; Validation; Status of Completion) of the Offering Circular for a detailed description.

2.	We note your disclosure that you intend to repurchase all outstanding Coins on a daily or more frequent basis. We further note your disclosure on page 61, stating that "at any given time, no more than $1,000,000 worth of Coins can, or will, be outstanding." Finally, we note that you intend to qualify for sale $49 million of Tokens. Please provide us with your analysis regarding how your ongoing sales and repurchases of Coins will comply with the limitations set forth in Rule 251(a) of Regulation A. Specifically, we draw your attention to the Tier 2 offering limit, pursuant to which the sum of all cash and other consideration to be received for the securities being offered plus the gross proceeds for all securities sold pursuant to other offering statements within the 12 months before the start of and during the current offering of securities may not exceed $50 million.

First please note that the aforementioned $5,000,000 referenced in the prior draft of the Offering Circular was a typographical error. It should have said “$1,000,000” to correlate with the remainder of the document and that correction has been made in the included revised Offering Circular.

With respect to Rule 251(a) of Regulation A, the language of the Rule specifically relates to the “aggregate” offering price/sales made under Regulation A. While there are differently worded definitions for such term, the common use of the term “aggregate” in a business/legal sense is a whole formed by combining several separate (including disparate) elements. This approach is actually specially provided for under 17 CFR 230.501 which defines “aggregate offering price” as “the sum of all cash, services, property, notes, cancellation of debt, or other consideration to be received by an issuer for issuance of its securities.” Put another way, the subject transactions need to be looked at as a whole and not in isolation.

As noted in the response to item 1(b) above, there will be: (a) a hardcoded, and automatically trigged, obligation of the Company to buyback all outstanding Coins at any time the outstanding dollar amount of Coins reaches, or exceeds, $950,000; and (b) a hardcoded limitation which would not permit any order/purchase for Coins which would cause the total dollar amount of outstanding Coins to, at any given time, exceed, $999,999. Further, there is an express obligation of the Company to segregate all funds received by the Company from the Coins solely for the purpose of facilitating the aforementioned buyback As a result, at no time will, or could, the Company actually recognize more than $999,999 in proceeds from sales of the Coins. By way of a simple example, if a manufacturing company have $500,000 in gross sales in a particular period, and $500,000 worth of returns during the same period, such company’s aggregate sales would be deemed to be $0 for such period.

Based on the foregoing, it is the Company’s contention that when analyzing all Coin and Token transactions as a whole (i.e. in the aggregate) the Company will remain under the respective caps provided for under Rule 251(a) of Regulation A.

3.	We refer to your disclosure, including on page 17, stating that the Tokens do not represent equity interests and will not "entitle the holder(s) thereof to any equity interest, in or of the Company." We also note your disclosure, including in Article XIV, regarding the voting rights, distribution rights, and liquidation rights associated with the Tokens. Finally, we note your disclosure, including on page 20, that the Coins will not be considered equity interests. We note, however, that counsel has provided a legality opinion, which appears to opine that the securities are equity securities (i.e., legally issued). Please revise for consistency throughout and ensure that you have discussed all material terms of the Tokens and Coins and provided an appropriate summary thereof.

To address this concern we have revised the opinion section Opinion of Counsel has to read as follows:

“Based upon the foregoing, but subject to the qualifications and limitations set forth below, we are of the opinion that: (a) each of the Offered Securities have been duly authorized by the Company; and (b) when issued, sold and delivered by the Company against receipt of the purchase price therefor, in the manner contemplated by the Offering Documents, each of the Offered Securities will constitute the valid and legally binding obligation of the Company, enforceable in accordance with its respective terms.”

With respect to the Offering Circular and the other Offering Documents, we believe have provided a thorough description of both the Coins and the Tokens which consistently provides that neither the Tokens nor the Coins will be considered equity securities of the Company.

4.	Please disclose whether you intend to register as a money transmitter or money services business, and how you intend to comply with the related state and federal regulations.

The Company does not believe that any of its current or anticipated business operations will require it to register as a money transmitter. Pursuant to 18 U.S. Code § 1960, “money transmitting” refers to a business which affects the “transferring funds on behalf of the public.” The Company’s business, in particular its “Blockchain Business,” centers around the sale and use of the Framework transaction system to participants and the related purchase/sale of the Coins; not the transmission of funds. The Coins are intended to be securities which may be purchased and transferred in accordance with applicable securities laws. Put another way, the purchase/sale/transfer of the Coins must be viewed as the purchase/sale/transfer of securities, not the simple transfer of funds. Further, the foregoing definition specifically relates to “public” use. As stated through the Offering Circular and related Offering Docs, the Framework will be a closed, permission based, network where participants will be vetted (in particular by receipt of applicable AML/KYC verifications and evidence of satisfaction of applicable licensure, where applicable) prior to being granted access to the Framework and being able to purchase/sale/transfer any Coins. Based on the foregoing, the Company does not consider itself as engaging in “money transmitting” and does not believe that it will be required to register as a money transmitter or money services business. That being said, we will conduct a state-by-state review of applicable laws as/when the Company begins to conduct business in particular state to determine whether such registration may be required.

5.	We note section 12(n) of your Subscription Agreement and section 12.16 of your Operating Agreement regarding waiver of jury trial. Additionally, we note section 8(k) of the Token Rights Agreement, section 8(k) of the Coin Rights Agreement, and section 12.7 of the Operating Agreement relating to mandatory arbitration or mediation. Please revise your offering statement to:

(a)	Describe the jury trial provisions and the mandatory arbitration or mediation provisions, including how each such provision will impact your investors;

We have revised the Token Rights Agreement and the Coin Rights Agreement to further flesh out the binding arbitration provisions. Please see Section 10(k) (Dispute Resolution) of each of the Token Rights Agreement and the Coin Rights Agreement. We have also revised Section 12(o) (Dispute Resolution) of the Subscription Agreement to provide for dispute resolution by binding arbitration to be consistent with the dispute resolution provisions in the Token Rights Agreement and the Coin Rights Agreement.

Additionally, to spell out the risks to investors with respect to the effects of the binding arbitration clauses in the agreements, we also included new Article III, Section 4(J) (Agreement To Be Bound By Binding Arbitration; No Class Action) to the Offering Circular.

Please note, we have not made any modifications to Section 12.16 of the Company’s Operating Agreement. As neither the Tokens nor the Coins will represent equity interests, the Token/Coin holders will not be a party to that agreement or otherwise subject to its terms simply by reason of holding Coins/Tokens.

(b)	Describe any questions as to enforceability under federal and state law;

With respect to the revised binding arbitration clauses we do not foresee any issues with enforceability of the same.

(c)	Clarify whether each of these provisions applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;

We have revised the Token Rights Agreement, the Coin Rights Agreement and the Subscription Agreement to specifically carve out claims under federal securities laws and provide that the exclusive jurisdiction for such claims will be in “any federal and/or state court of competent jurisdiction in Washington D.C.” Please see Section 10(L) (Jurisdiction for Disputes Related to Breaches of Federal Securities Laws) of each of the Token Rights Agreement and the Coin Rights Agreement and Section 12(P) (Jurisdiction for Disputes Related to Breaches of Federal Securities Laws) of the Subscription Agreement.

(d)	Clarify whether the provisions will apply to secondary purchasers;

The Subscription Agreement is an agreement between the Company and the initial Token purchaser. As such its terms will not apply to any secondary Token purchaser. However, the terms of the Token Rights Agreement and the Coin Rights Agreement (as applicable) will apply to all holders of Tokens/Coins (as applicable). Please see Recital D and Section 10(h) (Successors and Assigns) of the Token Rights Agreement and Recital D and Section 10(i) (Successors and Assigns) of the Coin Rights Agreement specifying the same.

(e)	To the extent each such provision applies to federal securities law claims, please revise the disclosure and the Agreements to state that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Please see the response to item 5(a) above.

6.	We note that section 12(n) of your Subscription Agreement identifies "any court of competent jurisdiction in Cook County in the State of Illinois" as the exclusive forum for "any action or proceeding arising out of or relating to this Agreement or any of the other Subscription Documents." Please revise the provision to clarify whether this provision would permit suit to be brought in both state or federal court within Cook County. In addition, please include risk factor disclosure that highlights this provision and describes its impact on investors.

As noted above: (a) we have revised Section 12(o) (Dispute Resolution) of the Subscription Agreement to provide for dispute resolution by binding arbitration to be consistent with the dispute resolution provisions in the Token Rights Agreement and the Coin Rights Agreement; and (b) included new Article III, Section 4(J) (Agreement To Be Bound By Binding Arbitration; No Class Action) to the Offering Circular to describe the risks to investors with respect to the effects of the binding arbitration clauses in the Agreements.

7.	Please disclose whether your exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.

As noted above, we have revised the Token Rights Agreement, the Coin Rights Agreement and the Subscription Agreement to specifically carve out claims under federal securities laws and provide that the exclusive jurisdiction for such claims will be in “any federal and/or state court of competent jurisdiction in Washington D.C.”

8.	We note that your website references your White Paper and Executive Summary for additional information on how you are "changing the face of crypto in the cannabis space." Please note that such documents may represent test-the-waters materials. Please file such materials as exhibits to your offering statement, or advise us why you do not believe they should be characterized as test-the-waters materials. Refer to Rule 255 of Regulation A.

The referenced “White Paper and Executive Summary” was prepared in connection with the “PIA” offering described in the Offering Circular which was (and still is) being conducted pursuant to Rule 506(c). That being said, the Company has removed the “White Paper and Executive Summary” from its website going forward and will (to the extent it deems necessary) include it only as part of the offering materials related to the PIA offering.

9.	To enhance readability, please revise throughout the offering circular to remove footnotes cross-referencing other sections. To the extent that a cross-reference is necessary to enhance an investor’s understanding of the matter being discussed, please include it directly in the body of your disclosure. For additional guidance, please refer to "A Plain English Handbook," available at https://www.sec.gov/pdf/handbook.pdf.

We have revised the Offering Circular to remove the footnotes/cross references in the Offering Summary sections as well as in certain other places. However, to avoid significant repetition among the sections (as encouraged by the language of Form 1-A) the majority of the other footnotes/cross references have been left in. We believe the included footnotes/cross references will ultimately enhance the investor’s understanding of the offering.

Cover page

10.	We note that in the beginning of your cover page in bold, you refer to a best efforts offering of $5 million of Coins and $45 million of Tokens, whereas the rest of the document refers to an offering of $1 million of Coins and $49 million of Tokens. Please revise for consistency.

As noted above, the $5,000,000 reference was a typographical error and has been changed to $1,000,000 throughout the documents.

11.	Please revise to include your website address on the cover page of the offering circular and disclose the expiration date(s) of the Token offering and the Coin offering. Refer to Item 1(b) and Item 1(c) of Part II of Form 1-A, respectively. Please also revise the cover page to disclose that payment for Tokens may be made in U.S. cash, check, or Bitcoin, Bitcoin Cash, Ether, or Litecoin. In addition, please state that, once submitted, an investor's subscription is irrevocable.

These changes have all been made in the revised Offering Circular.

Article I: About This Offering Circular; Forward-Looking Statements, page 11

12.	We note your statement here and elsewhere in the offering circular that summaries of certain agreements, documents, and records do not purport to be complete. Please be advised that you are responsible for the accuracy of the information in the filing. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of each such agreement, document, and record must be complete. Please revise accordingly here and elsewhere in the offering statement as necessary.

With respect to the referenced sections where such caveats appear, we believe we have included all of the terms material to understanding the offering transactions. If there is something you feel is missing please let us know and we would be happy to further revise.

Forward-Looking Statements, page 12

13.	Please delete the references to the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act, as it does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See paragraph (a)(1) of Section 27A of the Securities Act of 1933.

The reference to Section 27A has been removed.

Article II: Company and Offering Summary

Summary of the Offering, page 16

14.	We note that you indicate that you intend to "qualify the Tokens for sale/resale on a public trading platform or exchange . . . ." Confirm whether you intend such platform to be a registered national securities exchange.

Yes we anticipate that the referenced trading platform/exchange (now referred to in the Offering Circular as a Token Trading Platform) would be registered as we assume that is what the SEC would require in order to sell/trade Regulation A securities. We have included a discussion of this matter in the revised Offering Circular, in particular in Article VI, Section 1 (Plan of Distribution of Tokens).

Article III: Risk Factors, page 22

15.	We note your disclosure in Article V: Dilution. Please revise to include disclosure regarding any significant risk factors relating to potential dilution to purchasers in this offering arising from PIAs, existing options, incentive agreements, and any other relevant arrangements.

We have included new Article III, Section 4(H) (Dilution) to the Offering Circular to describe the above mentioned dilution risks to Token purchasers.

Description of Blockchain Business, page 36

16.	Please significantly revise your business description to discuss how you plan to develop and implement the blockchain technology in more detail. For example, we note that you have not yet engaged any outside developers to develop your technology. Please provide additional detail about your plans to develop your blockchain business, such as when you expect to engage with developers and the proposed framework that your technology will follow. In addition, please clarify the specific milestones that must be met in order to develop your technology, including the expected costs to be incurred. Please also revise to include an update on the recently launched beta versions that you reference in order to provide additional details regarding the operational activities performed and relevant operating and financial metrics. Please also discuss any barriers to entry. For example, we note that all users, including dispensaries, will be required to set up a wallet. Please clarify if dispensaries typically have wallet accounts and, if not, whether this may pose a challenge to your business model.

We have significantly revised the Offering Circular to reflect the above matters.

With respect to the Tokens please see the following revised sections of the Offering Circular:

•	Article VI, Section 1 (Plan of Distribution of Tokens); and
•	Article XIV, Section 2(B) (Form of Tokens; Standard; Validation; Status of Completion);

With respect to the Coins please see the following revised sections of the Offering Circular:

•	Article VI, Section 2 (Plan of Distribution of Coins);
•	Article IV, Section 2(B) (Description of the Framework; Status of Completion); and
•	Article XIV, Section 3(B) (Form of Coins; Standard; Validation; Status of Completion).

Description of Proposed Transactional Coin Usage and Trading; Transaction Fees, page 37

17.	We note your disclosure here and elsewhere that your transaction fees are subject to future increase or decrease at any time and from time to time at your sole discretion. Please revise to clarify how you will communicate changes in transaction fees to holders of your Coins. Please also revise to clarify whether Coins may be transferred among one or more Purchaser Wallets and, if so, whether such a transfer would be subject to a transaction fee.

With respect to your question concerning notifying Coin users of increases/decreases in transaction fees, as noted above the Company will notify each user of the Framework of such modifications via their respective Framework Account and provide them a copy with the modified agreement. It should also be noted that, as provided in Section 10(d) (Amendments), subsections (ii)(1) and (2) of the Coin Rights Agreement, no increase/decrease in transaction fees, or modification of transactions giving rise to a transaction fee, will be made effective until the completion of the then next full required “Buyback” of all Coins by the Company. Put another way, in the event the Company elects to make any such modification, those then holding Coins will not be effected unless and until: (a) a full “Buyback” of all Coins by the Company has occurred; and (b) such person, having received a copy of the modified agreement, elects to purchase new Coins. This is specifically intended to ensure that those who are holding Coins are not subject to unexpected changes in transaction fees.

With respect to your questions concerning the transfer of Coins from one Coin holder to another, this type of transfer is anticipated and specifically provided for in Section 9 (Transfers) of the Coin Rights Agreement. Further, as provided in Section 3(b) (Transaction Fees) of the Coin Rights Agreement, each transfer of a Coin, other than to the Company, will be subject to the transaction fee.

We understand the above points may not have been made clear in the initial Offering Circular. Accordingly both the Offering Circular and the Coin Rights Agreement have significantly updated to reflect the same; in particular Article IV, Section 2(C) (Description of Proposed Transactional Coin Usage and Trading; Transaction Fees) of the Offering Circular and Section 3 (Transaction Fees) and Section 10(d) (Amendments) of the Coin Rights Agreement.

Coin Buyback/Buyback Price, page 39

18.	We note your disclosure, here and elsewhere, that the company will repurchase all outstanding Coins at least once per day, and that "the timing of each Buyback will be solely at the option of the Company." Please revise here and elsewhere to describe how you plan to notify investors of the timing of each buyback, and how much notice investors will receive in advance of a buyback.

As noted in the response to item 1(b) above, we have revised the structure to provide for certain automatic, hardcoded, Buyback triggers that will not require any affirmative action by the Company.

With respect to the notice question, Buybacks will occur automatically via the Framework and without additional notice to the holders. We have specified this both in Article IV, Section 2(D) (Coin Buyback/Buyback Price) of the Offering Circular and Section 4 (Call /Buyback Rights and Obligations of the Company) of the Coin Rights Agreement.

19.	Please provide your analysis as to whether the proposed Coin buyback program is a tender offer.

We do not believe that the proposed Coin buyback program constitutes a tender offer. In a tender offer scenario each security holder can decide for themselves whether to tender their securities. In the proposed Coin buyback program an offer is not being made to Coin holders nor would any Coin holder have the option not to participate. Participation in the Coin buyback program is not optional and thus does not fall into the context of a tender offer. Further, as noted above, the documents specify that each Buyback will be conducted automatically without further notice to, or consent of, any then Coin holder.

20.	Please explain how the proposed Coin buyback program will comply with Regulation M.

The Company (i.e. the issuer) will be the one conducting the proposed Coin Buyback program so Section 242.102 of Regulation M would be applicable to the transactions. Accordingly, and because the terms of the proposed Coin Buyback program are built into the Coin Rights Agreement governing the Coins (i.e. in Section 4 thereof), we believe the proposed Coin buyback program falls squarely within the exemption provided in Section 242.102(b)(4) as the exercise of a right set forth the instrument governing the security.

Industry Analysis, page 40

21.	We note your disclosure stating that a blockchain product like your proposed framework promotes transparency while protecting privacy. Please revise to describe the information regarding holders of Coins that you expect to be shared with banks.

It is anticipated that any portion/all of the information provided in the “Token Ledger”/”Coin Ledger” may be shared with applicable governmental/banking bodies. We have revised the Offering Circular and both the Token Rights Agreement and Coin Rights Agreement to specify the same; in particular Article XIV, Section 2(J) (Record Keeping; Token Ledger; Transfer Agent) and Article XIV, Section 3(G) (Record Keeping; Coin Ledger; Transfer Agent) of the Offering Circular, Section 7 (Token Ledger) of the Token Rights Agreement and Section 6 (Coin Ledger) of the Coin Rights Agreement.

Description of Loan Business, page 46

22.	We note that you have included the “Initial Loan Criteria” as an appendix to your offering statement. Please also revise this section to briefly summarize the basic loan criteria and underwriting that you will perform before issuing a loan. Please also identify the number of employees that you expect to have focused on the loan business. Finally, please expand your disclosure to discuss in detail the material government regulations that are applicable to your business plan and how you intend to monitor regulatory compliance.

We have revised Article IV, Section 3(B) (Underwriting Criteria; Initial Loans; Initial Loan Criteria Loan Committee) of the Offering Circular to address the above mentioned concerns.

23.	Please clarify if you also intend to utilize blockchain technology in your loan business.

The Company does not have any immediate plans to utilize blockchain technology in its loan business.

Article V: Dilution, page 53

24.	Please revise your disclosure in this section to compare the public contribution under the proposed public offering and the average effective cash contribution of directors, officers, and other affiliated persons for tokens they have the right to acquire in connection with the existing options. Refer to Item 4 of Part II of Form 1-A.

We have added a new paragraph to Article V, Section 2 (Existing Options) of the Offering Circular to provide the requested comparison.

Existing Options; Incentive Agreements, page 53

25.	Please revise to describe the material terms of the incentive agreements you expect to enter into, including without limitation the following:

(a)	How you will determine the amount of Tokens to be issued to each early adopter pursuant to the incentive agreements;

(b)	The expected purchase price or consideration you expect to receive therefor;

(c)	Whether the incentive Tokens will be held by affiliates or insiders;

(d)	The exemption from registration that you expect to rely upon for the issuance of the incentive Tokens; and

(e)	How the sales will comply with Rule 251(c) of Regulation A.

As the incentive agreement structure has not been finalized by the Company, and it is unclear at this time whether they even will proceed with such a structure, we have removed the specific reference noted above from the Offering Circular. We have however left in the general disclaimer language regarding “Additional Issuances” to advise potential investors of the potential dilutive effects of the same.

Procedures for Purchasing Tokens; Rejection by Company, page 58

26.	Please revise this section to disclose the following:

(a)	In the event subscriptions are rejected in whole or in part, the form refunds will take to purchasers who paid using Bitcoin, Bitcoin Cash, Ether, and/or Litecoin; and

We have revised the Offering Circular to specify that all refunds will be made solely in U.S. dollars. Please see Article VI, Section 1(G) (Approved Forms of Payment; Payment Mechanics; Approved Cryptocurrency) of the Offering Circular.

(b)	If rejected subscriptions are paid for using Bitcoin, Bitcoin Cash, Ether, and/or Litecoin, how you will determine the amount of the refund if the value of the Bitcoin, Bitcoin Cash, Ether, and/or Litecoin has changed.

We have revised the Offering Circular to specify that all refunds will be made solely in U.S. dollars and to describe the process for valuing received payments/making refunds. Please see Article VI, Section 1(G) (Approved Forms of Payment; Payment Mechanics; Approved Cryptocurrency) of the Offering Circular.

27.	We note your disclosure that "[o]nce submitted to the Company the Token Subscription Deliveries of a particular investor will be binding, unchangeable and irrevocable." We further note your disclosure stating that you reserve the right "to accept or reject, in whole or in part, any investor’s subscription to purchase Tokens or to otherwise allocate any investor a number of Tokens of a smaller principal amount than the total number specified in such investor’s respective Subscription Agreement that is desired for purchase." Please revise to disclose whether a potential investor will have an opportunity to withdraw his subscription following notification that he will be able to receive only a partial allocation.

A Token investor will not have an opportunity to withdraw his/her/its subscription in the event of a partial allocation. We have revised Article VI, Section 1(F) (Procedures for Purchasing Tokens; Rejection by Company) of the Offering Circular and Section 2 (Subscription; Closing Matters; Admission; Cancelation Right), subsection (c)(i) of the Subscription Agreement to make this clear.

Approved Forms of Payment, page 59

28.	We note that you intend to accept cryptocurrency, such as Bitcoin, Bitcoin Cash, Ether or Litecoin, as a form of payment for the Tokens. In accordance with the Note to Paragraph (a) of Rule 251 of Regulation A, please demonstrate how you will calculate the value of the digital assets that you will accept in payment for purposes of determining the aggregate offering price or aggregate sales of the Tokens. Please note that in the absence of bona fide sales of that type of consideration made within a reasonable time, the fair value of consideration other than cash must be determined by an “accepted standard.”

It is intended that: (a) any and all cryptocurrency payments received by the Company in connection with a sale of the Tokens will be converted into fiat currency (i.e. U.S. Dollars) as soon as possible; (b) investors will be allocated a number of Tokens based solely on the amount of the fiat currency actually received by the Company as a result of the foregoing conversion; and (c) investors electing to pay in one or more forms of cryptocurrency will bear the all risk with respect to any adverse changes in the value of such transferred cryptocurrency prior to its being converted into fiat currency. Based on the foregoing, the Company intends to calculate the total proceeds received from Token sales for purposes of Rule 251 of Regulation A based solely on the total amount of fiat currency actually received by the Company.

We understand the above points may not have been made clear in the initial Offering Circular or the form of Subscription Agreement. Accordingly both have been updated to fully describe the same; in particular see Article VI, Section 1(G) (Approved Forms of Payment; Payment Mechanics; Approved Cryptocurrency) of the Offering Circular and Section 11 (Payment of Purchase Price; Acknowledgements) of the Subscription Agreement.

29.	Given that you intend to accept the transfer of Bitcoin, Bitcoin Cash, Ether, and/or Litecoin as a form of payment for your Tokens, please revise to discuss:

(a)	How you will value the respective cryptocurrency initially and an ongoing basis;

Please see the response to item 28 above.

(b)	How you will determine the amount of Tokens to which a purchaser will be entitled and at what point the number of Tokens will be determined as well as how you will notify a purchaser of the valuation; and

Please see the response to item 28 above.

(c)	Whether you intend to hold the cryptocurrency that you receive or convert them into fiat currency immediately upon receipt or soon thereafter. To the extent you intend to hold crytpocurrency, please revise to clearly address the associated risks (e.g., volatility, valuation, storage, etc.).

Please see the response to item 28 above. Please also note that we added new Article III, Section 4(F) (Approved Cryptocurrency Valuation Risk) to the Offering Circular to address the associated risks.

30.	We note your disclosure that Token purchasers will "assume any and all risk with respect to any adverse changes in the value of [cryptocurrency] prior to its being received by the Company." We further note your disclosure that settlement with respect to the purchase and sale of Tokens will occur within 15 days from the later of your acceptance of the Token subscription and the date on which the investor's funds have been "fully cleared and made available" to you. Please revise to discuss the implications of this policy, including the effects on the purchaser of an increase and a decrease in the value of cryptocurrency between submission of the subscription agreement and funds and settlement. Please also revise your disclosure under "Risk Factors" to discuss any significant risks arising from any delay between payment and settlement, including without limitation any significant risks arising from the volatility of cryptocurrency valuations during the interim.

Please see the response to item 28 above. Again please also note that we added new Article III, Section 4(F) (Approved Cryptocurrency Valuation Risk) to the Offering Circular to address the associated risks.

31.	We note your disclosure on page 59, stating that "until the Company accepts or rejects an investor’s subscription to purchase Tokens, the Company will have full access to all funds received from such investor," and that such funds will be "held and reserved by the Company, without use, unless and until all the Token Subscription Deliveries of such investor have been accepted or rejected by the Company." We further note that settlement may not occur for up to 15 days. Please clarify whether this means that the funds submitted in payment for Tokens will be available for the company's use prior to settlement, notwithstanding that investors are not yet owners of the Tokens, and discuss the risks to and rights of investors during this period. For example, please explain what happens if the company dissolves or liquidates, or if the offering is terminated, prior to a settlement and/or when the Tokens are distributed. Finally, please describe any contingencies to settlement.

The intent of this Section was solely to clarify to investors the fact that no escrow arrangements have been made with respect to the sale of Tokens and that the Company may be holding investor funds prior to the sale actually being completed. That being said, we have revised the subject Section of the Offering Circular to hopefully make that point clearer in light of your above comments. Also, as noted in the revised Subscription Agreement (i.e. in the revised definition of “Closing Date” therein) the settlement time has been reduced to one (1) business day from the later of the receipt of all “Subscription Deliveries” and the date the “Purchase Price” is received and fully cleared.

Article VII: Use of Proceeds to Issuer, page 64

32.	In the table beginning on page 66 and relating to the allocation of 75% of the total net offering proceeds from the sale of Tokens toward the loan business, it appears that there may be an arithmetic error in the formula calculating the numbers in the "% of Total Proceeds" column. Please revise.

Revised breakdowns of the use of proceeds have been attached as Appendix C (Estimated Breakdown of Use of Proceeds from Sale of Tokens Toward Blockchain Business) and Appendix D (Estimated Breakdown of Use of Proceeds from Sale of Coins Toward Loan Business) to the Offering Circular that correct the subject error.

33.	We note your disclosure stating that you believe you need to raise at least half of the total desired offering proceeds in order to make your anticipated business viable, and that you will have to significantly scale back your anticipated business operations if you raise less than that amount. Please revise the tabular disclosure in this section to illustrate your planned use of proceeds if 25% of the offering is sold. Refer to Item 6 of Part II of Form 1-A and Instruction 3 thereto for guidance.

Revised breakdowns of the use of proceeds have been attached as Appendix C (Estimated Breakdown of Use of Proceeds from Sale of Tokens Toward Blockchain Business) and Appendix D (Estimated Breakdown of Use of Proceeds from Sale of Coins Toward Loan Business) to the Offering Circular which reflect breakdowns based on Token sales of 100%, 50% and 25%.

Article X: Board Members, Executive Officers, and Significant Employees, page 77

34.	Please revise to clarify the respective roles, responsibilities, and authority of the board of managers and the board of advisors.

Article X, Section 1 (Board of Managers; Executive Officers) of the Offering Circular makes it clear that the Board will, except to the extent delegated from time to time, the Board (by majority vote) will control all material decisions concerning the Company and/or its Business. We have also revised this section to outline the general powers/duties of each of the Company’s existing officers.

With respect to the board of advisors we have revised Article X, Section 2 (Board of Advisors) of the Offering Circular to specify that the role of this board will be in an advisory capacity only and will not way have any decision making authority.

Article XI: Compensation of Board Members and Executive Officers, page 79

35.	Please update the disclosure in this section to reflect the annual compensation paid in 2018. Refer to Item 11 of Part II of Form 1-A.

No compensation was actually paid to officers as of 12/31/2018. We have revised the introductory paragraph to Article XI to specify the same.

36.	We note your disclosure on page 80 indicating that you expected to have employment agreements in place by the end of the third quarter in 2018. Please revise to disclose the material terms of such agreements.

These agreements are still being worked out. As such we revised the subject reference to be as of the “end of the third quarter of 2019.”

Article XII: Security Ownership of Management and Certain Security Holders, page 81

37.	Please revise to include tabular disclosure regarding beneficial ownership by directors, officers, and significant holders of Tokens, including the amount of Tokens each beneficial owner has the right to acquire using the manner specified in Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, or advise us why you believe such disclosure is not material. Refer to Item 12 of Part II of Form 1-A.

The requested tabular disclosure of Token holders as been added to Article XII (Security Ownership of Management and Certain Security Holders) of the Offering Circular. Please note, the information in the new tabular disclosure is substantively identical to that in the table previously provided in Article V, Section 2 (Existing Options) of the Offering Circular.

Article XIV: Securities Being Offered

Equity Rights/Voting Rights, page 85

38.	We note that the Tokens have limited voting rights. To the extent you intend to issue the Tokens in digital form, please revise to describe the voting process for digital securities, highlighting how, if appropriate, it may differ from the manner of other record holders of your non-digital securities.

The process with respect to voting by Token holders is spelled out in detail in the Token Rights Agreement (in particular Sections 5 ( Acknowledgements; Limited Rights of Token-Holders) and Section 9 (Electronic Transactions; Payments to Token-Holders) of the Coin Rights Agreement thereof). For purposes of clarity we have added specific references to the same when describing the limited voting rights of the Tokens in Article VI, Section 2(D) (Equity Rights/Voting Rights/Information Rights) of the Offering Circular.

Financial Statements for the Nine Months Ended September 30, 2018

Notes to Financial Statements

Note 4. Private Investment Agreements, page 91

39.	We note your disclosure in Note 4 to the financial statements for the nine months ended September 30, 2018 that proceeds from the Private Investment Agreements (PIAs) are to be used to issue loans to third parties. We also note disclosure on page 51 that it is the intent of the company to ultimately apply the total proceeds from the sale of the PIAs toward the blockchain business and loan business in the same proportion as it intends to allocate the proceeds from the offering. Disclosure on page 51 states that to date, the company has applied the bulk of such funds towards the development of the framework and related Coin technology and has not applied any such funds toward the operation of the loan business. Please reconcile this apparent discrepancy in disclosure and revise your disclosure as necessary to accurately and consistently describe how the proceeds from the PIAs have been used to date as well as the company's intent for these funds moving forward.

We have revised the Offering Circular per your comments. In particular, please see Article IV, Section 5 (Additional Funds), Article V, Section 1 (Sale of Private Investment Agreements), and Article IX, Section 3 (Current Operating Results) of the Offering Circular.

Exhibits

40.	Please refer to the Form of Subscription Agreement filed as exhibit 4a. It appears that section 3(a) requires an investor to represent that it has "read" the offering materials. Please note that it is inappropriate to require an investor to represent that it has read the offering materials and remove this language from the Subscription Agreement.

The subject language has been removed from the form of Subscription Agreement.

41.	Please refer to the legal opinion filed as exhibit 12a. Please have counsel revise the final paragraph of the opinion to remove the language that limits reliance on the opinion to the company and related entities. In this regard, we note that purchasers of the securities in the offering are entitled to rely on the legality opinion.

To address this concern we have revised the referenced section of the Opinion to read as follows

“No person other than the Company, each of the Related Entities, and each of the persons purchasing a security(ies) which are the subject of the Offering Documents, may rely on this opinion letter for any purpose.”